UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 4, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or “Company”) announces to its shareholders and the market in general, in addition to the Material Fact disclosed on May 14th, 2015, that has already structured all of the funding for the Horizonte 2 Project, which will expand production capacity at its Três Lagoas Mill, located in the state of Mato Grosso do Sul. Total investment was revised to R$ 8.7 billion, or approximately US$ 2.2 billion, down from the initial capital expenditure of US$ 2.5 billion. Funding sources combine own cash (working capital), banks, Agribusiness Receivables Certificates (CRA), BNDES, Midwest Development Fund (FDCO) and foreign export credit agency (ECA). The estimated average borrowing cost is 2% p.a. in USD.

Fibria deems it appropriate to announce this Notice to the Market, underlining its commitment to transparency with its shareholders and investors.

São Paulo, November 4th, 2015.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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